October 10, 2017

BY EDGAR AND BY HAND

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexa Resources S.A. (formerly VM Holding S.A.)
Registration Statement on Form F-1
Filed on September 21, 2017
File No. 333-220552

Dear Mr. Reynolds:

We set forth below the responses of Nexa Resources S.A. (formerly VM Holding S.A.) (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 5, 2017 with respect to the registration statement on Form F-1 (File No. 333-220552) (the “Registration Statement”) publicly filed with the Commission on September 21, 2017.

This letter is being submitted together with amendment no. 1 to the Registration Statement (“Amendment No. 1”).  For the convenience of the Staff, we are also sending, by hand, five copies of this letter in paper format.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response below each comment.  All page numbers in the Company’s responses refer to the page numbers in Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

Risk Factors - We may not pay any cash dividends or other distributions . . ., page 55

1.                                      Please disclose your ability to pay dividends and other distributions as of the date of your most recent financial statements based on restrictions imposed by Luxembourg law, your articles of association, etc. For example, based on your disclosure on page 61 that as of June 30, 2017 your legal reserve was zero, it appears that you would not be able to pay dividends. Clarify what other types of distributions you may pay, such as share premium reimbursements or share capital reductions, and the amount available in your reserves for such distributions. Also describe the factors that the board plans to consider in paying share premium reimbursements. We note, for example, the disclosure in the penultimate paragraph on page 61. Make similar revisions under Dividend Policy on page 61.

The Company has revised the disclosure on page 56 to include the information requested by the Staff, and has made similar revisions on pages 64 and 65.

2.                                      Describe the contractual restrictions on your ability to pay dividends and other distributions. We note your disclosure on page 62 that there are no material contractual restrictions on your subsidiaries’ ability to make distributions to you.

The Company has revised the disclosure on pages 56 and 64 to specify that as of the date of the prospectus there are no contractual restrictions on its ability to pay dividends or other distributions to its shareholders.

Dividend Policy, page 61

3.                                      We note your response to comment 5. Please disclose how you intend to calculate the 2% average market capitalization and whether the dividends would be declared in U.S. dollars. Consider providing an example based on the formula you plan to use. Also explain whether dividends per share would be the same in all countries where your common shares will be listed.

The Company has expanded the disclosure on page 64 to include more detailed information about how the Company intends to calculate the 2% average market capitalization, to specify that dividends will be declared and paid in U.S. dollars and to explain that dividends per share will be the same in all countries where the Company’s common shares will be listed.

4.                                      Please describe any procedures for nonresident holders to claim dividends. Also, identify the financial organizations which will be the paying agents of the company. See Part I, Item 10.F of Form 20-F.

The Company has revised the disclosure on page 65 to indicate that there are no specified procedures for nonresident holders to claim dividends or other distributions, and to identify the financial organization that will be the paying agent of the Company.

Description of Share Capital — Distributions, page 275

5.                                      Please describe the material provisions of your articles of association regarding the issuance and distribution of share premiums.

The Company has revised the disclosure on page 275 to describe the relevant provision of the articles of association.

Differences in Corporate Law, page 276

Distributions and Repurchase of Shares, page 282

6.                                      Please describe the Luxembourg law regarding premium share repurchases.

The Company has revised the disclosure on page 282 to describe the Luxembourg law regarding share premium reimbursements.

Taxation, page 284

7.                                      Under “Luxembourg Withholding Tax—Share capital reductions or share premium reimbursements,” please explain how the first requirement that “VMH has no distributable reserves, retained earnings or profits recognized in its standalone statutory accounts prepared under Luxembourg GAAP” is calculated. Also disclose the current amounts held in such accounts as of the date of your most recent financial statements. Please describe in greater detail the provision relating to “motivated by genuine economic reasons.”

The Company has revised the disclosure on page 285 to include a cross-reference to the section of the prospectus in which the calculation of amounts available for distribution is described and to specify that what constitutes “genuine economic reasons” is not defined under Luxembourg law.  The Company has also revised the disclosure on page 285 to indicate that it does not intend to make capital reductions in the near future.  Accordingly, the Company believes that it is not necessary to include additional details regarding the concept of “genuine economic reasons.”

8.                                      Under “Luxembourg Withholding Tax—Distributions to Shareholders,” please clarify whether U.S. Holders are subject to the Luxembourg withholding tax. If so, disclose whether the company assumes responsibility for the withholding of tax at the source. Also explain whether U.S. Holders may have an exemption under the domestic exemption or a reduction of Luxembourg withholding tax due to a bilateral agreement between Luxembourg and the U.S. Please describe the applicable material provisions of any reciprocal tax treaties between Luxembourg and the U.S. See Part I, Item 10.E of Form 20-F.

The Company has revised the disclosure on page 285 to clarify that holders, including U.S. holders, are generally subject to the Luxembourg withholding tax and that the tax will be withheld by the Company and remitted to the Luxembourg tax authorities.  The Company has also revised the disclosure on pages 285 and 286 to describe the procedures through which holders that are companies resident in countries that have entered into a double tax treaty with Luxembourg, including U.S. holders, may qualify for the domestic exemption from Luxembourg withholding tax, which would eliminate the withholding tax.

Exhibit 5.1 - Legal Opinion

9.                                      We note the disclosure in section 5 that the opinion is “addressed to and is solely for the benefit of the Issuer.” Please revise to remove the limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

The revised opinion letter filed by the Company no longer includes this statement.

10.                               We note the assumption in Schedule 3 that “the Issuer is not subject to bankruptcy.” The opinion should not assume any material facts underlying the opinion or any readily ascertainable facts. Please revise. See Section II.B.3.a of Staff Legal Bulletin No. 19.

The Company has been advised by its Luxembourg counsel that the assumption is necessary because it is not possible to readily ascertain whether the Company is subject to bankruptcy proceedings.  The assumption in the revised opinion letter filed by the Company has been modified to indicate that any bankruptcy proceedings would not affect the legal opinions set forth therein.

11.                               We note the statement in section 1.1 that “this Opinion Letter may therefore only be relied upon under the express condition that any issues of interpretation arising thereunder will be governed by Luxembourg law.” Please delete. The obligation to file this opinion arises under U.S. law, and it is inappropriate for counsel to include a provision that may operate as a disclaimer or waiver of rights. See Securities Act Section 14.

The revised opinion letter filed by the Company no longer includes this statement.

Notes to the condensed consolidated unaudited interim financial statements

2.1 Basis of preparation

(i) Compliance with IFRS, page F-11

12.                               Please tell us why your pro forma adjustment was recorded in share premium payable instead of cash and cash equivalents, which is how it is reflected in your capitalization disclosure on page 63.

The Division of Corporation Finance Financial Reporting Manual (“FRM”) 3420.1 provides that “…a pro forma balance sheet reflecting the distribution accrual [emphasis added] (but not giving effect to the offering proceeds) should be presented alongside the historical balance sheet in the filing.”  In accordance with FRM 3420.1, the Company reported an accrual for the distributions paid subsequent to June 30, 2017, which was recorded as a share premium payable liability.

The Company’s capitalization disclosure on page 66 of Amendment No. 1 reflects the additional step of paying these distributions, by adjusting cash and cash equivalents.  The Company believes that this presentation in the capitalization disclosure complements the information that is presented in accordance with FRM 3420.1 in the pro forma condensed consolidated balance sheet as of June 30, 2017, in a way that is useful to investors.

13.                               Please tell us what consideration you have given to providing pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds in excess of current period earnings would be necessary to pay the $290 million of share premium reimbursements.

The Company has included on pages F-5 and F-47 pro forma earnings per share giving effect to the number of shares whose proceeds would be necessary to pay the share premium reimbursements for the six months ended June 30, 2017 and for the year ended December 31, 2016.  This information is being presented on the basis that, pursuant to FRM 3420.2, dividends declared in the most recent year are deemed to be intended to be paid out of proceeds of the offering if the amounts of such dividends exceed earnings during the previous twelve months.

Notes to the combined consolidated financial statements

General

14.                               Please disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of Regulation S-X.

The Company has included on pages F-33 and F-117 the amount of retained earnings available for distribution as of June 30, 2017 and as of December 31, 2016, respectively.

17 Intangible assets, page F-100

15.                               We acknowledge your response to comment 18. Your 5% average annual amortization rate for rights to use natural resources appears to equate to a 20 year useful life. Please tell us how you determined that this useful life was appropriate and how you considered the 10 year remaining average estimated life of mine, per page three, in reaching your conclusion.

The Company has revised Note 2.12(b) to the audited combined consolidated financial statements on page F-67 to clarify the basis of amortization.  The life of mine information that is presented on page 3 of Amendment No. 1 and similar life of mine information is calculated based on the Company’s proven and probable mineral reserves, whereas the amortization rate is calculated based on not only mineral reserves but also mineral resources that are not mineral reserves, and therefore one is not necessarily comparable to the other.

31 Net financial results, page F-119

16.                               In footnote (i) you state that from July 2016 you designated this debt as a hedging instrument, with the foreign exchange impact recognized in equity. It appears that this statement is no longer relevant due to your correction of an error as discussed in footnote 2.1.1. Please revise your disclosure accordingly here and elsewhere.

The Company has revised Note 31 to the audited combined consolidated financial statements on page F-120 to omit this statement, and has made conforming revisions throughout Amendment No. 1.

36 Earnings per share, page F-125

17.                               You state that basic earnings per share information relating to 2016, 2015, and 2014 have been retroactively adjusted for the share premium distribution which will occur in 2017, as appropriate. Please tell us the specific share premium distributions you are adjusting for, the basis for your accounting and how you are treating such distributions in your interim amounts.

The Company has revised page F-126 to the audited combined consolidated financial statements to clarify that the basic and diluted earnings per share information presented in Note 36 to the audited combined consolidated financial statements was retroactively adjusted for reductions in the number of shares outstanding arising from transfers from capital to share premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, for a total of 1,278,595,552 shares, and not for share premium distributions.  The Company has made conforming revisions to the interim information disclosed in Note 13 to the unaudited condensed combined consolidated interim financial statements on page F-32.

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We hope that the Company’s responses above adequately address the Staff’s comments.  If the Staff has any questions or requires any additional information, please do not hesitate to contact Nicolas Grabar or Francesca L. Odell at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Mario Bertoncini
Mario Bertoncini
Senior Vice President Finance and Chief Financial Officer

cc:	Joanna Lam
Joel Parker
George Schuler
Michael Killoy
Brigitte Lippmann
U.S. Securities and Exchange Commission

Tito Botelho Martins Junior
Renata Penna Moreira Gunzburger
Nexa Resources S.A.

Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP

Ivan T. Grbešić
Stikeman Elliott LLP